Exhibit 99.1

Sinovac Resumes Production and Operation at Sinovac Beijing’s Quality Assurance Department

BEIJING, April 23, 2018 -- Sinovac Biotech Ltd. (NASDAQ: SVA) ("Sinovac " or the "Company"), a leading provider of biopharmaceutical products in China, today announced that hepatitis A vaccine and seasonal flu vaccine production has resumed at the Shangdi manufacturing facility of its controlled Chinese subsidiary, Sinovac Biotech Co., Ltd. ("Sinovac Beijing"). Production, R&D and quality assurance resumed under regulatory supervision, ensuring that the Company can satisfy the medical needs of Chinese and international organizations with vaccines that are vital to people's lives and the national economy.

The successful resumption of regular production and operations at Sinovac Beijing’s Shangdi manufacturing facility follows the events of April 17, 2018, when Aihua Pan, the Chairman of the Board of Sinovac Beijing appointed by Sinobioway, forcibly entered Sinovac Beijing’s corporate offices along with dozens of unnamed individuals in an attempt to wrongfully take control of Sinovac Beijing’s operations.

These wrongful actions taken by Sinobioway, which involved cutting power to Sinovac Beijing facilities on multiple occasions and physically preventing Sinovac Beijing employees from working production lines, seriously disrupted vaccine production. In response, Sinovac Beijing initiated its emergency response protocol, which involved suspending production, discarding the impacted vaccines in production, taking concrete measures to prevent risks associated with biosafety, and reporting the disruption to regulators and partners in a timely manner.

After careful evaluation, the production and quality assurance systems of Healive, a hepatitis A vaccine, Anflu, a seasonal flu vaccine, and Inlive resumed and are operating normally. The production of Inlive, an EV71 vaccine, located at Sinovac Beijing’s Changping site was not affected by the illegal intrusion. The Company’s supply of raw materials was also unaffected.

Sinovac Beijing is conducting its quality control protocols, including testing raw materials, water for injection, and product samples during different production processes.

As always, Sinovac strictly follows Good Manufacturing Practices (“GMP”) guidelines to ensure its vaccine safety and effectiveness. Sinovac believes that its emphasis on product quality is an advantage and increases its competitiveness.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical Company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases. Sinovac's product portfolio includes vaccines against enterovirus71, or EV71, hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), and mumps. Healive, the hepatitis A vaccine manufactured by the Company has passed the assessment under WHO Prequalification procedures in 2017. The EV71 vaccine, an innovative vaccine developed by Sinovac against hand foot and mouth disease caused by EV71, was commercialized in China in 2016. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, which it has supplied to the Chinese Government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government stockpiling program. The Company is developing a number of new products including a Sabin-strain inactivated polio vaccine, pneumococcal polysaccharides vaccine, pneumococcal conjugate vaccine and varicella vaccine. Sinovac primarily sells its vaccines in China, while also exploring growth opportunities in international markets. The Company has exported select vaccines to over 10 countries in Asia and South America.  For more information, please visit the Company's website at www.sinovac.com.

Safe Harbor Statement

This announcement may include certain statements that are not descriptions of historical facts, but are forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements.

Contacts:

Sinovac Biotech Ltd.

Helen Yang

Tel: +86-10-8279-9871

Fax: +86-10-6296-6910

ir@sinovac.com

Media

ICR Inc.

United States

Phil Denning

1-646 277 1258

Phil.denning@icrinc.com

China :

Edmond Lococo

+86 10 6583 7510

Edmond.Lococo@icrinc.com

Investors:

ICR Inc.

Bill Zima U.S: 1-203--682-8233

Email: william.zima@icrinc.com